NOTICE TO SHAREHOLDERS

For the Three Months Ended March 31, 2021

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

		Audited
	March 31,	December 31,
	2021	2020
Assets
Current
Cash and cash equivalents (Note 2)	$23,472,255	$6,872,894
Prepaids and other current assets (Note 4)	1,092,016	618,717
	24,564,271	7,491,611
Property and equipment (Note 5)	3,070,871	3,185,754
Patents and licenses (Note 6)	421,682	438,677
Right of use assets (Note 7)	472,396	520,686
	$28,529,220	$11,636,728

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	$2,613,155	$1,730,361
Lease liability (Note 7)	189,723	172,949
Convertible debentures (Note 9)	1,169,512	3,341,246
Covid-19 government support loans (Note 20)	171,185	147,841
	4,143,575	5,392,397

Non-current covid-19 government support loans (Note 20)	47,402	70,310
Non-current Lease liability (Note 7)	300,952	359,048
	4,491,929	5,821,755

Shareholders’ Equity

Share capital (Note 10(b))	135,689,974	114,586,260
Equity component of convertible debentures (Note 9)	192,051	565,121
Warrants and compensation options (Note 11)	7,819,345	5,557,002
Contributed surplus (Note 12)	43,721,782	44,407,679
Accumulated other comprehensive loss	(1,969,564)	(1,983,212)
Deficit	(161,416,297)	(157,317,877)
	24,037,291	5,814,973
	$28,529,220	$11,636,728

Commitments and contingencies (Note 14)

On behalf of the Board of Directors

Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2021	2020
Operating expenses
Selling, marketing and administration (Note 19)	$2,328,432	$1,708,872
Research and development (Note 19)	1,542,718	1,543,571
Operating expenses	3,871,150	3,252,443
Interest expense (Notes 7 and 9)	234,579	216,684
Other income, including interest	(7,309)	(1,362)
Net loss	(4,098,420)	(3,467,765)

Deficit, beginning of period	(157,317,877)	(139,148,807)
Net loss	(4,098,420)	(3,467,765)
Deficit, end of period	$(161,416,297)	$(142,616,572)
Basic and diluted net loss per share (Note 13)	$(0.01)	$(0.01)

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2021	2020

Net loss	$(4,098,420)	$(3,467,765)

Other comprehensive income - net of income taxes
Exchange differences on translating foreign operations	13,648	101,704
Comprehensive loss	$(4,084,772)	$(3,366,061)

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Three Months Ended March 31,	2021	2020
Share Capital
Beginning balance	$114,586,260	$112,144,172
Funds from the exercise of warrants	6,284,890	-
Fair value assigned to warrants exercised	2,611,206	-
Conversion of convertible debentures	2,345,409	293,675
Fair value of warrants issued upon the conversion of convertible debentures	(819,345)	(121,468)
Funds from the exercise of stock options	2,192,936	162,258
Fair value assigned to stock options exercised	1,870,261	171,281
Funds from common shares issued on private placement	11,815,595	-
Fair value of warrants issued on private placement	(3,766,007)	-
Share issue costs	(1,143,034)	-
Fair value of broker warrants issued as share issue costs	(288,197)	-
March 31,	135,689,974	112,649,918

Equity Component of Convertible Debentures
Beginning balance	565,121	627,511
Fair value of equity component related to conversion of convertible debentures	(373,070)	(51,288)
March 31,	192,051	576,223

Warrants
Beginning balance	5,557,002	8,525,358
Fair value of expired compensation options issued to brokers	-	(479,204)
Fair value of warrants issued upon the conversion of convertible debentures	819,345	121,468
Fair value assigned to warrants and compensation warrants exercised	(2,611,206)	-
Fair value of broker warrants issued as share issue costs	288,197	-
Fair value of warrants issued on private placement	3,766,007	-
March 31,	7,819,345	8,167,622

Contributed Surplus
Beginning balance	44,407,679	38,799,337
Stock-based compensation	820,538	776,783
Fair value of stock options exercised	(1,870,261)	(171,281)
Fair value of expired warrants	-	479,204
Fair value effect of conversion of convertible debentures	363,826	(6,011)
March 31,	43,721,782	39,878,032

Accumulated Other Comprehensive Loss
Beginning balance	(1,983,212)	(1,908,715)
Other comprehensive income attributable to common shareholders - translation adjustment	13,648	101,704
March 31,	(1,969,564)	(1,807,011)

Deficit
Beginning balance	(157,317,877)	(139,148,807)
Net loss	(4,098,420)	(3,467,765)
March 31,	(161,416,297)	(142,616,572)
Total shareholders’ equity	$24,037,291	$16,848,212

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Three Months Ended March 31,	2021	2020

CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$(4,098,420)	$(3,467,765)
Adjustments for:
Depreciation of property and equipment (Note 5)	188,220	134,088
Amortization of patents and licenses (Note 6)	16,995	17,049
Amortization of right of use asset (Note 7)	47,516	23,180
Accretion of debt discount on convertible debentures and non-cash interest (Notes 7 and 9)	128,229	108,831
Stock-based compensation (Note 12)	820,538	776,783
	(2,896,922)	(2,407,834)
Net change in non-cash working capital accounts:
Prepaid and other current assets	(465,106)	586,983
Accounts payable and accrued liabilities	882,528	(194,610)
Cash flows from operating activities	(2,479,500)	(2,015,461)
INVESTING ACTIVITIES
Receivable from the sale of discontinued operations (Note 3)	-	13,000,000
Purchase of property and equipment (Note 5)	(123,564)	(188,082)
Cash flows from investing activities	(123,564)	12,811,918
FINANCING ACTIVITIES
Issue of common shares, net share issue costs (Note 10)	19,150,387	162,258
Payment of lease liability (Note 7)	(58,720)	(28,325)
Cash flows from financing activities	19,091,667	133,933
EFFECT OF EXCHANGE RATE CHANGES ON CASH	110,758	(30,964)
NET CHANGE IN CASH AND CASH EQUIVALENTS	16,599,361	10,899,426
CASH AND CASH EQUIVALENTS, beginning of period	6,872,894	1,428,129
CASH AND CASH EQUIVALENTS, end of period	$23,472,255	$12,327,555

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data centre and tele-communications markets. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These condensed unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on May 27, 2021.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2020.

The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc.,(“BB Photonics”), POET Technologies Pte Ltd. (“PTS”) and POET Optoelectronics Shenzhen Co. Ltd. (“POET Shenzhen”). All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

IFRS 9 introduced new classification and measurement models for financial assets. The investment classifications held-to-maturity and available-for-sale are no longer used and financial assets at fair value through other comprehensive income (“FVTOCI”) were introduced. Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss (“FVTPL”). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company’s credit risk is presented in other comprehensive income (loss). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net income (loss).

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the balance sheet when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company’s financial instruments include cash and cash equivalents, receivable from the sale of discontinued operations, accounts payable and accrued liabilities.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
	Cash and cash equivalents	Amortized cost
	Short-term investments	Amortized cost

Financial Liabilities
	Accounts payable and accrued liabilities	Amortized cost
	Convertible debentures	Amortized cost
	Covid-19 government support loans	Amortized cost

Convertible debentures are accounted for as a compound financial instrument with a debt component and a separate equity component. The debt component of these compound financial instruments is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of issue for instruments of similar term and risk. The debt component is subsequently deducted from the total carrying value of the compound instrument to derive the equity component. The debt component is subsequently measured at amortized cost using the effective interest rate method. Interest expense based on the coupon rate of the debenture and the accretion of the liability component to the amount that will be payable on redemption are recognized through profit or loss as a finance cost.

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $3,491,360 (2020 - $722,894) and funds invested in US and Canadian Term Deposits of $19,980,895 (2020 - $6,150,000) earning interest at 1.31% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of $141,978 (2020 - $184,569) which serves as a bank guarantee for the purchase of certain equipment. The bank guarantee is reduced on a monthly basis by $14,197 which is the amount paid monthly in settlement of the outstanding balance on the equipment.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue (“NRE”) where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash is recognized as earned using the effective interest method.

Wage subsidies

Wages subsidies received from the Singaporean government are netted against payroll costs on the consolidated statements of operations and deficit.

Intangible assets

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. Development costs are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation

Stock options and warrants awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share, net of taxes is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

Joint Venture

A joint arrangement is an arrangement among two or more parties where the parties are bound by a contractual arrangement and the contractual arrangement gives the parties joint control of the arrangement. A joint venture is a form of joint arrangement where an entity is independently formed and the parties jointly have rights to the net assets of the arrangement and therefore account for their interests under the equity method.

3.	RECEIVABLE FROM THE SALE OF DISCONTINUED OPERATIONS

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Company received $8,000,000 upon the consummation of the sale with the remaining $18,000,000 expected over three tranche payments in 2020. Payments received in the first quarter were as follows: $4,750,000 received on February 14, 2020 and $8,250,000 received on March 30, 2020.

The Company received payments of $1,500,000 and $1,000,000 on June 29, 2020 and July 3, 2020 respectively. After taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept partial payments as final payment on the Company’s receivable. As a result, the Company recognized a credit loss of $2,500,000 during the year ended December 31, 2020.

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	March 31,	December 31,
	2021	2020
Sales tax recoverable and other current assets	$286,292	$122,353
Prepaid expenses	39,589	496,364
Equipment deposit	766,135	-
	$1,092,016	$618,717

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total
Cost
Balance, January 1, 2020	$764,342	$-	$2,873,255	$85,233	$3,722,830
Additions	888,726	68,961	525,685	38,416	1,521,788
Disposals	(897,727)	-	-	-	(897,727)
Reclassification	(519,366)	-	516,111	3,255	-
Effect of changes in foreign exchange rates	(8,828)	2,967	79,606	1,281	75,026
Balance, December 31, 2020	227,147	71,928	3,994,657	128,185	4,421,917
Additions	-	-	119,612	3,952	123,564
Reclassification	(28,197)	-	28,197	-	-
Effect of changes in foreign exchange rates	(3,922)	(1,236)	(57,234)	(602)	(62,994)
Balance, March 31, 2021	195,028	70,692	4,085,232	131,535	4,482,487

Accumulated Depreciation
Balance, January 1, 2020	-	-	511,806	67,964	579,770
Depreciation	-	10,332	609,803	11,128	631,263
Effect on changes in foreign exchange rates	-	445	24,405	280	25,130
Balance, December 31, 2020	-	10,777	1,146,014	79,372	1,236,163
Depreciation for the period	-	3,535	181,252	3,433	188,220
Effect of changes in foreign exchange rates	-	(225)	(12,429)	(113)	(12,767)
Balance, March 31, 2021	-	14,087	1,314,837	82,692	1,411,616

Carrying Amounts
At December 31, 2020	$227,147	$61,151	$2,848,643	$48,813	$3,185,754
At March 31, 2021	$195,028	$56,605	$2,770,395	$48,843	$3,070,871

6.	PATENTS AND LICENSES

Cost
Balance, January 1, 2020	$785,027
Additions	52,075
Balance, December 31, 2020 and March 31, 2021	837,102

Accumulated Depreciation
Balance, January 1, 2020	332,643
Amortization	65,782
Balance, December 31, 2020	398,425
Amortization during the period	16,995
Balance, March 31, 2021	415,420

Carrying Amounts
At December 31, 2020	$438,677
At March 31, 2021	$421,682

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to commercial leases the Company has entered into since 2019. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12%.

Right of use asset	Building
Cost
Balance, January 1, 2020	$238,200
Additions	465,068
Lease modification	(47,939)
Effect of changes in foreign exchange rates	(2,097)
Balance, December 31, 2020	653,232
Effect of changes in foreign exchange rates	(1,150)
Balance, March 31, 2021	$652,082

Accumulated Amortization
Balance, January 1, 2020	15,683
Amortization	116,057
Effect of changes in foreign exchange rates	806
Balance, December 31, 2020	132,546
Amortization during the period	47,516
Effect of changes in foreign exchange rates	(376)
Balance, March 31, 2021	179,686
Carrying Amounts
At December 31, 2020	$520,686
At March 31, 2021	$472,396

Lease liability
Balance, January 1, 2020	$223,758
Additions	452,385
Interest expense	44,655
Lease payments	(144,142)
Lease modification	(48,725)
Effect of changes in foreign exchange rates	4,066
Balance, December 31, 2020	531,997
Interest expense	18,476
Lease payments	(58,720)
Effect of changes in foreign exchange rates	(1,078)
Balance, March 31, 2021	$490,675

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2021	2020

Trade payable	$1,548,120	$1,603,284
Payroll related liabilities	665,039	60,455
Accrued liabilities	399,996	66,622

	$2,613,155	$1,730,361

9.	CONVERTIBLE DEBENTURES

Convertible Debentures

In 2019, Management approved the issuance of up to $10.5 million of unsecured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures were sold in multiple tranches, on a brokered private placement basis through the Company’s financial advisors, IBK Capital. In 2019, the Company closed five tranches of the private placement of the Convertible Debentures that raised gross proceeds of $3,729,921 (CAD$4,988,292). The Convertible Debentures, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature two years from the date of issue. The Company paid $377,072 (CAD$499,462) in brokerage fees and other costs related to the closing of these five tranches.

The Convertible Debentures are convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$0.40 per unit for a total 12,457,500 units of the Company. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.50 per share for a period of four years from the date upon which the convertible debenture is issued. Upon completing the sale of DenseLight, holders of Convertible Debentures will have the right to cause the Company to repurchase the Convertible Debentures at face value, subject to certain restrictions. The Convertible Debentures are governed by a trust indenture between the Company and TSX Trust Company as trustee.

Insiders of the Company subscribed for 14.3% or $535,000 (CAD$710,000) of the Convertible Debentures, including the Company’s board of directors and senior management team. Insiders of IBK Capital subscribed for 4% or $146,000 (CAD$200,000) of the Convertible Debentures.

IAS 32 Financial Instruments: Presentation define these debt securities as compound financial instruments made up of both a liability component and an equity component. The debt component of the Convertible Debentures were fair valued using effective discount rates ranging from 28.74% to 29.71% which the Company determined would be the interest rate of the debts without a conversion feature. The difference between the fair value of the debt component and the loan is allocated to the equity component and is included in shareholders’ equity.

Because the Convertible Debentures are denominated in Canadian dollars and the conversion price is also denominated in Canadian dollars, the number of equity instruments that would be issued upon exercise of the convertible debentures are fixed. As a result, the equity component of the convertible debentures will not be periodically remeasured.

During 2021, holders of certain convertible debentures converted $2,345,409 (2020 - $369,545) worth of convertible debentures into 7,425,000 (2020 - 1,235,000) units of the Company.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.	CONVERTIBLE DEBENTURES (Continued)

The following table reflects the details of convertible debentures at March 31, 2021:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component

Issued May 3, 2019 (net of issue costs)	$177,741	$(32,936)	$63,560	$208,365
Issued June 3, 2019 (net of issue costs)	470,754	(88,706)	132,385	514,433
Issued August 2, 2019 (net of issue costs)	246,772	(47,390)	65,878	265,260
Issued September 19, 2019 (net of issue costs)	122,965	(23,019)	28,448	128,394
Effect of foreign exchange rate changes	-	-	-	53,060

Balance March 31, 2021	$1,018,232	$(192,051)	$290,271	$1,169,512

The following table reflects the details of convertible debentures at December 31, 2020:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component

Issued April 3, 2019 (net of issue costs)	$1,293,519	$(242,004)	$338,988	$1,390,503
Issued May 3, 2019 (net of issue costs)	806,893	(151,842)	218,159	873,210
Issued June 3, 2019 (net of issue costs)	496,995	(93,278)	117,481	521,198
Issued August 2, 2019 (net of issue costs)	290,365	(54,978)	62,683	298,070
Issued September 19, 2019 (net of issue costs)	122,965	(23,019)	22,905	122,851
Effect of foreign exchange rate changes	-	-	-	135,414

Balance December 31, 2020	$3,010,737	$(565,121)	$760,216	$3,341,246

10.	SHARE CAPITAL

(a)	AUTHORIZED

Unlimited number of common shares
One special voting share

(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2020	288,363,553	$112,144,172
Issued on the conversion of convertible debentures	1,235,000	369,545
Fair value of warrants issued on conversion of convertible debentures	-	(146,858)
Exercise of warrants issued in conjunction with debt financing	942,448	221,620
Shares issued to settle accounts payable	30,268	13,011
Funds from the exercise of stock options	3,302,835	794,808
Fair value of stock options exercised	-	768,356
Funds from the exercise of warrants and compensation warrants	744,000	293,642
Fair value of warrants and compensation warrants exercised	-	127,964

Balance, December 31, 2020	294,618,104	114,586,260
Funds from the exercise of stock options	7,192,243	2,192,936
Fair value of stock options exercised	-	1,870,261
Issued on the conversion of convertible debentures (Note 9)	7,425,000	2,345,409
Fair value of warrants issued upon conversion of convertible debentures	-	(819,345)
Funds from the exercise of warrants	15,319,384	6,284,890
Fair value of warrants exercised	-	2,611,206
Funds from Common shares issued on privale placement	17,647,200	11,815,595
Fair value of warrants issued on private placement	-	(3,766,007)
Share issue costs	-	(1,143,034)
Fair value of broker warrants issued as share issue costs	-	(288,197)

Balance, March 31, 2021	342,201,931	$135,689,974

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	SHARE CAPITAL (Continued)

On February 11, 2021, the Company completed a brokered private placement offering of 17,647,200 units at a price of $0.67 (CAD$0.85) per unit for gross proceeds of $11,815,595 (CAD$15,000,120). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.90 (CAD$1.15) per share until February 11, 2023. At any time after June 12, 2021, the Company reserves the right to accelerate the expiry of the warrants if the Company’s average stock price exceeds $1.81 (CAD$2.30) for a period of 10 consecutive trading days. The broker was paid a cash commission of $708,667 (CAD$900,007) equating to 6% of the gross proceeds and received 1,058,832 broker warrants. Each broker warrant is exercisable into one common share of the Company at a price of $0.67 (CAD$0.85) per broker warrant until February 11, 2023. The Company incurred additional share issuance costs of $434,367 directly related to the private placement and warrant exercises.

The fair value of the share purchase warrants and broker warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 0.19%, volatility of 75.26%, and estimated life of 2 years. The estimated fair value assigned to the warrants and broker warrants was $3,766,007 and $288,197, respectively.

11.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical	Number of
	Average	Warrants/
	Exercise Price	Compensation options	Historical Fair value

Balance, January 1, 2020	$0.43	49,539,792	$8,525,358
Fair value of warrants issued on conversion of
convertible debentures (Note 9)	0.38	1,235,000	146,858
Fair value of expired compensation options issued to brokers	0.43	(1,505,442)	(479,204)
Fair value related to the exercise of warrants issued as cost
of debt financing (1)	0.27	(3,289,500)	(221,620)
Fair value of expired warrants issued on public offering	0.58	(12,545,350)	(2,286,426)
Historical fair value assigned to warrants exercised	0.39	(744,000)	(127,964)

Balance, December 31, 2020	0.39	32,690,500	5,557,002
Fair value of warrant issued on private placement	0.90	17,647,200	3,766,007
Fair value of broker warrants issued on private placement	0.67	1,058,832	288,197
Fair value of warrants issued on conversion of
convertible debentures (Notes 9)	0.38	7,425,000	819,345
Historical fair value assigned to warrants exercised	0.39	(15,319,384)	(2,611,206)

Balance, March 31, 2021	$0.60	43,502,148	$7,819,345

(1) These warrants had a cashless exercise feature. The warrant holder utilized the cashless exercise feature to exercise the warrants, which resulted in the Company issuing 942,448 common shares to the warrant holders.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options
On August 26, 2020, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, previously referred to as the “2018 plan”, now referred to as the “2020 Plan”). Under the 2020 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2020 Plan provides that the number of common shares issuable pursuant to options granted under the 2020 Plan and pursuant to other previously granted options is limited to 58,538,554 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2020 Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted average
	Number of	Exercise
	Options	Price

Balance, January 1, 2020	53,260,338	$0.43
Expired/cancelled	(8,287,937)	1.02
Exercised	(3,302,835)	0.24
Granted	9,474,926	0.36

Balance, December 31, 2020	51,144,492	0.33
Exercised	(7,192,243)	0.29
Granted	1,450,000	0.64

Balance, March 31, 2021	45,402,249	$0.35

During the three months ended March 31, 2021, the Company granted 1,450,000 (three months ended March 31, 2020 - 2,335,488) stock options to employees and consultants of the Company to purchase common shares at an average price of $0.64 (three months ended March 31, 2020 - $0.25) per share.

During the three months ended March 31, 2021, the Company recorded stock-based compensation of $820,538 (three months ended March 31, 2020 - $776,783) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

Three Months Ended March 31,	2021	2020

Weighted average exercise price	$0.64	$0.25
Weighted average risk-free interest rate	0.80%	0.92 - 1.52%
Weighted average dividend yield	0%	0%
Weighted average volatility	94.03%	94.96%
Weighted average estimated life	10 years	10 years
Weighted average share price	$0.64	$0.25
Share price on the various grant dates:	$0.64	$0.22- $0.28
Weighted average fair value	$0.55	$0.19

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at March 31, 2021 are as follows:

Options Outstanding				Options Exercisable
		Historical	Weighted		Historical
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.11 - $0.25	8,658,125	$0.22	6.92	6,773,750	$0.22
$0.26 - $0.37	9,676,416	$0.26	8.15	4,094,541	$0.26
$0.38 - $0.92	27,067,708	$0.38	7.94	13,058,050	$0.38

	45,402,249	$0.35	7.79	23,926,341	$0.35

13.	LOSS PER SHARE

	Three Months Ended
	March 31,
	2021	2020

Numerator
Net loss	$(4,098,420)	$(3,467,765)

Denominator
Weighted average number of common shares outstanding - basic and diluted	320,755,967	289,386,778

Basic and diluted loss per share	$(0.01)	$(0.01)

The effect of common share purchase options, warrants and compensation options on the net loss in 2021 and 2020 is not reflected as they are anti-dilutive.

14.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on four facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly in San Jose, California) and operating facilities located in Singapore and China. The Company’s design and testing operations terminated a lease on January 31, 2020. A new lease was initiated on April 1, 2020 and expires on March 31, 2025. The lease on the Company’s operating facilities in Singapore was initiated on November 1, 2019 and expires April 30, 2022. The lease on the Company’s operating facilities in China was initiated in November 19, 2020 and expires on November 18, 2023. As at March 31, 2021, the Company’s head office was on a month to month lease term.

Remaining minimum annual rental payments to the lease expiration dates are as follows:

April 1, 2021 to December 31, 2021	$179,213
2022 and beyond	441,450

$620,663

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended
	March 31,
	2021	2020

Salaries	$583,501	$418,475
Share-based payments (1)	440,409	484,842

Total	$1,023,910	$903,317

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

16.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operations is below:

OPEL, ODIS, POET Shenzhen and PTS

OPEL, ODIS, POET Shenzhen and PTS are the developers of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

BB Photonics

BB Photonics develops photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits.

On a consolidated basis, the Company operates geographically in China and Singapore (collectively “Asia”), the United States and Canada. Geographical information is as follows:

	2021
As of March 31,	Asia	US	Canada	Consolidated
Current assets	$411,921	$434,641	$23,717,709	$24,564,271
Property and equipment	2,862,038	208,833	-	3,070,871
Patents and licenses	-	421,682	-	421,682
Right of use assets	254,849	217,547	-	472,396

Total Assets	$3,528,808	$1,282,703	$23,717,709	$28,529,220

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	SEGMENT INFORMATION (Continued)

For the Three Months Ended March 31,	Asia	US	Canada	Consolidated
Selling, marketing and
administration	$338,045	$1,557,321	$433,066	$2,328,432
Research and development	910,912	377,512	254,294	1,542,718
Interest expense	10,318	8,158	216,103	234,579
Other income, including
Interest	-	-	(7,309)	(7,309)

Net loss	$1,259,275	$1,942,991	$896,154	$4,098,420

	2020
	Asia	US	Canada	Consolidated
As of December 31,
Current assets	$304,450	$69,874	$7,117,287	$7,491,611
Property and equipment	2,982,496	203,258	-	3,185,754
Patents and licenses	-	438,677	-	438,677
Right of use assets	289,542	231,144	-	520,686

Total Assets	$3,576,488	$942,953	$7,117,287	$11,636,728

For the Three Months Ended March 31,	Asia	US	Canada	Consolidated
Selling, marketing and administration	$282,405	$1,185,985	$240,482	$1,708,872
Research and development	498,041	284,445	761,085	1,543,571
Interest	6,954	-	209,730	216,684
Other income, including interest	-	-	(1,362)	(1,362)

Net loss	$-	$1,470,430	$1,209,935	$3,467,765

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, convertible debentures, covid-19 government support loans and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	March 31,	December 31,
	2021	2020

Cash and cash equivalents, measured at amortized cost:
Cash and cash equivalents	$23,472,255	$6,872,894
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(2,613,155)	$(1,730,361)
Convertible debentures	$(1,169,512)	$(3,341,246)
Covid-19 government support loans	$(218,587)	$(218,151)

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore, and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Chinese Yuan, Canadian and Singapore dollar. A 10% change in the Chinese Yuan, Canadian and Singapore dollar would increase or decrease other comprehensive loss or discontinued operations by $2,100,000.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these unaudited condensed consolidated financial statements.

18.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash and cash equivalents. The components of capital on March 31, 2021 were:

Cash and cash equivalents	$23,472,255
Shareholders’ equity	$187,423,152

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments. The Company reviews its capital management approach on an ongoing basis.

19.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended
	March 31,
	2021	2020

Wages and benefits	$582,472	$387,382
Subcontract fees	508,075	875,622
Stock-based compensation	202,934	123,827
Supplies	249,237	156,740

	$1,542,718	$1,543,571

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$617,604	$652,956
Wages and benefits	816,012	543,571
General expenses	344,347	197,232
Professional fees	284,105	125,001
Depreciation and amortization	252,731	174,317
Rent and facility costs	13,633	15,795

	$2,328,432	$1,708,872

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	COVID-19 GOVERNMENT SUPPORT LOANS

In March 2020, the United States Congress passed the Paycheck Protection Program (“PPP”), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven as long as the proceeds are used for qualifying purposes and certain other conditions are met. On May 3, 2020, the Company received a loan in the amount of $186,747 through the PPP. Management expects that the entire loan will be used for payroll, utilities and interest; therefore, management anticipates that the loan will be substantially forgiven. To the extent it is not forgiven, the Company would be required to repay that portion at an interest rate of 1% over a period of two years, beginning July 2021 with a final installment in May 2022. The Company may prepay the PPP loan at any time prior to maturity with no penalty.

On April 9, 2020, the Canadian government launched the Canada Emergency Business Account (“CEBA”) which is intended to support businesses during COVID-19 by providing interest free financing of up to $31,840 (CA$40,000) until December 31, 2022. If 75% of the loan is repaid by December 31, 2022, the loan recipient will be eligible for a loan forgiveness of the remaining 25% of the amount loaned. On April 15, 2020, the Company received a loan in the amount of $31,840 through the CEBA. If the loan has not been repaid by December 31, 2022, the outstanding amount will be automatically extended for an additional three years at 5% interest per annum payable monthly and maturing on December 31, 2025. The Company expects to repay 75% of the amount borrowed prior to December 31, 2022.

21.	JOINT VENTURE

On October 20, 2020, the Company signed a Joint Venture Agreement (“JVA”) establishing a joint venture company, Super Photonics Xiamen Co., Ltd (“SPX”) with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”) whose purpose is to design, develop, manufacture and sell 100G, 200G and 400G optical engines based on POET’s proprietary Optical Interposer platform technology. SPX was registered on March 12, 2021. SPX will be subsequently capitalized through a combination of committed cash, capital equipment and intellectual property from Sanan IC and intellectual property and know-how from POET.

Page 22